UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 15, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, August 15, 2018.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Ref.: Material fact. Cash dividend payment supplementary to the cash dividend payment published on July 6, 2018.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS”) in relation to the cash dividends in the amount of AR$ 912,009,936 that were available for payment as from July 17, 2018 –for the year ended December 31, 2016-. The dividend amount paid represented 114.791107702% of the capital stock of AR$ 794,495,283 and shareholders who hold class A and class B book-entry common shares got AR$ 1.147911077 for each AR$ 1 share. The aforementioned cash dividend was paid as per the delegation of authority conferred by the Regular and Special Shareholders’ Meeting dated April 10, 2018 and the resolutions taken by TGS’ Board of Directors on July 6, 2018.

Due to the fact that on the date the above mentioned dividend payment was paid, the treasury ADRs held by TGS were not recorded for accounting purposes, the amount paid for each share and the percentage that the cash dividend represented was estimated on the basis of the capital stock and not of the outstanding capital stock.

Taking into consideration that on July 12, 2018 (inclusive), TGS held 1,558,247 treasury ADRs -representing 7,791,235 TGS common shares- the cash dividend that was available for payment as from July 17, 2018 represents 115.9279577% of the outstanding capital stock of AR$ 786,704,048, which stands for $1.159279577 for each outstanding AR$ 1 share.

In the light of the foregoing, we hereby inform shareholders who by July 16, 2018 held class A and class B book-entry common shares that as from August 22, 2018 –and as a supplement to the cash dividend paid on July 17, 2018- a cash dividend of AR$ 0,011368500 per outstanding AR$ 1 share shall be available for payment.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: August 15, 2018.